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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amreit Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Greenway Plaza, Suite 1000
(No. and Street)

Houston (City) Texas (State) 77046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad C. Braun (713) 860-4924
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

700 Louisiana (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad C. Braun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AmREIT Securities Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Financial Statements

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report

The Board of Directors
AmREIT Securities Company:

We have audited the accompanying statement of financial condition of AmREIT Securities Company (the Company, a wholly owned subsidiary of AmREIT Realty Investment Corporation), as of December 31, 2005, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17 a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmREIT Securities Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
January 25, 2006

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Financial Condition

December 31, 2005

Assets		
Cash	$	441,273
Accounts receivable – related parties		32,982
Prepaid and other assets		5,686
Total	$	479,941
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable – related parties	$	114,212
Accounts payable and accrued liabilities		90,729
Total liabilities		204,941
Stockholder's equity:		
Common stock $0.01 par value. Authorized, issued, and outstanding 1,000 shares		10
Additional paid-in capital		158,188
Retained earnings		116,802
Total stockholder's equity		275,000
Total liabilities and stockholder's equity	$	479,941

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Operations

Year ended December 31, 2005

Revenue:		
Commission income	$	10,349,628
Expenses:		
Commissions		7,927,717
Management fees		2,205,606
Regulatory and membership fees		3,716
Professional and legal		17,637
Other		19,067
Total expenses		10,173,743
Income before income tax expense		175,885
Income tax expense		59,801
Net income	$	116,084

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Stockholder's Equity

Year ended December 31, 2005

	Common stock			Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares		Amount			
Balance, January 1, 2005	1,000	$	10	158,188	193,497	351,695
Net income	—		—	—	116,084	116,084
Dividends	—		—	—	(192,779)	(192,779)
Balance, December 31, 2005	1,000	$	10	158,188	116,802	275,000

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Cash Flows

Year ended December 31, 2005

Operating activities:		
Net income	$	116,084
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable – related parties		62,877
Accounts receivable		1,250
Prepaid and other assets		(3,773)
Accounts payable – related parties		12,199
Accounts payable and accrued liabilities		(40,693)
Net cash provided by operations activities and net increase in cash		147,944
Financing activities:		
Dividends		(192,779)
Net cash used in financing activities		(192,779)
Cash, beginning of year		486,108
Cash, end of year	$	441,273

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Notes to Financial Statements

December 31, 2005

(1) Nature of Operations

AmREIT Securities Company (ASC) was incorporated in the state of Texas in February 1999, and commenced operations on March 5, 1999. ASC received approval for broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934 and commenced operations as a broker-dealer on June 15, 1999.

ASC is a wholly owned subsidiary of AmREIT Realty Investment Corporation (ARIC), which is a wholly owned subsidiary of AmREIT, a publicly traded Real Estate Investment Trust (AMEX:AMY). ASC acts exclusively as the dealer manager for AmREIT in the issuance of its nontraded equity securities issued through the independent financial planning broker dealer network on a best efforts basis, and distributes security commissions generated through these best efforts offerings and distributes security commissions generated through direct participation offerings and private placement activities conducted by affiliated limited partnerships. Accordingly, ASC carries no customer accounts, cash, or securities in connection with such transactions and is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph K(2)(i) of that rule.

The accompanying financial statements include the accounts of ASC. All material related party balances and transactions have been disclosed as indicated in the notes to the financial statements.

(2) Significant Accounting Policies

(a) Cash

Cash consists of demand accounts with financial institutions.

(b) Commissions

Commission income approximates 10.5% of investment contributions received by affiliated limited partnerships in corporate securities offerings or of investment contributions received by AmREIT related to the issuance of nontraded REIT equity securities.

(c) Income Taxes

ASC is a wholly owned subsidiary of ARIC and is included in the federal income tax return filed by ARIC. Federal income taxes are accounted for under the asset and liability method. ASC has recorded a $59,801 federal income tax expense based on its contribution of taxable income to the consolidated tax return filed by ARIC. At December 31, 2005, $59,801 has been recorded as a payable to ARIC in conjunction with the federal income tax expense and is included in the accounts payable – related parties at December 31, 2005.

(Continued)

(d) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(3) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2005, the Company had no liabilities subordinated to the claims of general creditors.

(4) Related-Party Transactions

For the year ended December 31, 2005, ASC recognized commission income of $10,349,628 related to security offerings conducted by AmREIT and AmREIT Monthly Income & Growth Fund III, Ltd. Commission expense of $7,927,717 was paid to unaffiliated National Association of Securities Dealers, Inc. registered broker dealers.

For the year ended December 31, 2005, ASC recorded management fee expense of $2,205,606, which was paid to a related party, ARIC, in conjunction with the management agreement entered into in October 2001. The management agreement provides that ARIC will provide for the day-to-day operations including financial services, bookkeeping, record-keeping, clerical services, required office space and equipment, compliance with reporting and other regulatory obligations, marketing and sales activities research and analysis, and legal and accounting services. The management fee is calculated as 95% of the net income before management fees and income taxes, and is paid to ARIC on a monthly basis.

(5) Net Capital Requirements

ASC is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission. At December 31, 2005, ASC had net capital, as defined, of $236,332, which was $222,669 in excess of its required net capital of $13,663.

Schedule 1

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Computation of Net Capital for Brokers and
Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934

Year ended December 31, 2005

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	275,000
Deductions:		
Nonallowable assets		38,668
Net capital		236,332
Capital requirement:		
Minimum capital required (greater of $5,000 or 1/15 of aggregate indebtedness)		13,663
Net capital in excess of requirement	$	222,669
Total aggregate indebtedness:		
Liabilities (from statement of financial condition)	$	204,941
Net capital as above		236,332
Ratio of aggregate indebtedness to net capital		0.87 to 1

No material differences exist between the amounts above, which are based on the audited financial statements, and the amounts included in ASC's unaudited FOCUS Report Part II as of December 31, 2005. Therefore, no reconciliation is deemed necessary.

See accompanying independent auditors' report.

AMREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Computation for Determination of Reserve
Requirements under Rule 15c3-3

Year ended December 31, 2005

The Company is exempt from the reserve requirements and the related computations for determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of AmREIT Securities Company."

During the year ended December 31, 2005, the Company maintained compliance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Information for Possession or Control
Requirements under Rule 15c3-3

Year ended December 31, 2005

	Market value	Number of items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2005 for which instructions to reduce to possession or control had been issued as of December 31, 2005 but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2005 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
AmREIT Securities Company:

In planning and performing our audit of the financial statements and supplemental schedules of AmREIT Securities Company (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Houston, Texas
January 25, 2006